Paul Hastings LLP

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  May 18, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on April 11, 2023 by Lauren Hamilton of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report for the fiscal year ended October 31, 2022 (the “Annual Report”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Annual Report, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter.

1.

Comment: The Staff noted that multiple Funds in the complex had greater than 10% of net assets associated with delayed-delivery and/or when-issued securities at year end. However, the Staff noted that the most recent prospectus for some Funds does not include a discussion of this particular asset class in the principal investment strategies, and the Funds did not include any related discussion in the principal risks section. Please explain why this specific asset class has not been included as a principal investment strategy and/or principal risk of the Funds and whether the disclosures in the prospectus are appropriate, provided the significance of this asset class in the investment portfolios. As an example, the Core Fixed Income Fund has disclosure in the principal strategies, but there is no associated principal risk. For the Global Bond Fund, there is no disclosure at all in the prospectus. Please apply this comment across the complex.

Response: Comment accepted. The Registrant will include related strategy and risk disclosure for each applicable Fund no later than the next annual update to its registration statement.

2.

Comment: According to the Statements of Changes in Net Assets, multiple Funds had return of capital distributions. Please confirm that there is no reference to yield or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures, and/or website disclosures, as those terms may be misinterpreted as income.

Response: Comment accepted and confirmed.

3.

Comment: Please confirm that the Funds have complied with the shareholder notice requirements regarding return of capital per Section 19(a) of the Investment Company Act of 1940, as amended. Refer to the IM Dear CFO letter dated November 22, 2019 (IM – CDFO 2019-2020).

Response: Comment accepted and confirmed.

4.

Comment: With respect to the High Yield Bond Fund, within Form N-CEN for the period ended 10/31/2022, Item B.22 indicated that the Fund had a NAV error during the period. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable U.S. GAAP, Regulation S-X, and other accounting guidance, why the Fund has not disclosed the reimbursement amounts in its financial statements.

Response: Comment accepted. The NAV error was due to mispricing of a security by the Fund’s administrator for one day, causing the NAV to be overstated. The Fund had net outflows on the day of overstatement and the Fund’s administrator determined that $2,182.19 had been overpaid to the redeeming shareholders. The Fund’s administrator accepted responsibility for the error and reimbursed the Fund for that amount.

In response to the Staff’s comment, the Fund’s auditor determined the applicable accounting standard codification in this situation to be ASC 946 regarding payments made by affiliates to the Fund. The Registrant will ensure that all payments made by affiliates are accordingly disclosed in the financial statements going forward.

5.

Comment: With respect to the Relative Value Large Cap Fund, the Staff noted that the Fund has a policy to invest at least 80% of its net assets in large capitalization companies. The Fund defines a company with a market capitalization $1 billion or more to be considered a large cap company. Please explain why the Registrant considers a company with a market cap of $1 billion or more to be a large cap company.

Response: Comment accepted. The Fund will revise its definition of large cap companies to be those with market capitalizations, at the time of acquisition, within the capitalization range of the companies comprising a well-known large cap index. The Fund will make this change no later than the next annual update of its prospectus, after giving 60-days’ prior notice to shareholders.

6.

Comment: With respect to the New America Premier Equities Fund, please explain how the Fund meets the diversification requirements, considering that individual investments representing more than 5% of total assets are greater than 25% of total assets.

Response: Comment accepted. The Fund is passively out of compliance with the SEC diversification requirements due to market value fluctuations of existing holdings. Pursuant to Section 5(c) of the Investment Company Act of 1940, as amended, a registered investment company that, at the time of its qualification as a “diversified company,” meets the requirements of paragraph (1) of subsection (b) of Section 5 “shall not lose its status as a diversified company because of any subsequent discrepancy between the value of its various investments and the diversification requirements, so long as any such discrepancy existing immediately after its acquisition of any security or other property is neither wholly nor partly the result of such acquisition.” The Registrant will continue to monitor the Fund’s diversification status, and will keep the Registrant’s board informed of that status, as well as consider steps to improve that compliance condition.

7.

Comment: With respect to the Global Real Estate Fund, the Staff noted that Cellnex Telecom SA was marked as a restricted security per Item C.6 of the Form N-PORT for the 10/31/2022 period. However, the Staff did not note any restricted security disclosure within the Schedule of Investments and noted the following disclosure within the notes to the financial statements: “There were no restricted securities held by the Funds at October 31, 2022.” Please provide a supplemental explanation and revise as appropriate. Please also include all the disclosures required for restricted securities in accordance with Regulation S-X 12-12.

Response: Comment accepted. Going forward the Registrant will ensure that securities flagged as restricted per Item C.6 of the Form N-PORT are disclosed accordingly on the financial statements. The statement about no restricted securities was inadvertently included as a carry-over statement from a prior report.

8.

Comment: With respect to the High Yield Bond Fund, the Staff noted per the Form N-PORT for the 10/31/22 period that the series had a large percentage of PIK securities held. However, no positions appear to indicate PIK rates on the Schedule of Investments. For each security that the Fund holds that pays a combination of cash and PIK interest, please disclose both the cash and PIK rates in the security description or in a footnote to the Schedule of Investments. See the AICPA Audit Risk Alert for Investment Companies from 2013-2014.

Response: Comment accepted. Going forward the Registrant will disclose the cash and PIK rates for the relevant securities in the Schedule of Investments.

9.

Comment: The Staff noted the following disclosure for the Equity Funds under “Fund Management Fees and Other Expenses”: “The amount borne by the Advisor during the fiscal year when the operating expenses of a Fund are in excess of the expense limitation cannot be recaptured in the subsequent fiscal years should the expenses drop below the expense limitation in the subsequent years. The Advisor can only recapture expenses within a given fiscal year for that year’s operating expenses.” The Staff further noted that the footnote to the fee table contained in the 3/1/2023 prospectus for the Artificial Intelligence Equity Fund indicates that the Advisor “may recoup reduced fees and expenses within three years of the waiver or reimbursement, provided that the recoupment does not cause the Fund’s annual expense ratio to exceed (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of recoupment.” Please provide a supplemental explanation, because these statements appear to be inconsistent. Please apply this comment across the complex, as applicable.

Response: Comment accepted. Effective February 28, 2023 the Advisor entered into a new Expense Limitation Agreement with respect to certain Funds, pursuant to which the Advisor may recoup reduced fees and expenses as disclosed in the prospectus. The Expense Limitation Agreement that was in effect for fiscal year 2022 and described in the Annual Report did not provide for recoupment by the Advisor.

10.

Comment: The Staff noted disclosure of significant ownership in the Funds per review of the financial statements. Please explain how large shareholder and/or shareholder concentration risk is addressed in the summary and statutory prospectus. Please apply this comment across the complex, as applicable.

Response: Comment accepted. The Registrant will add related risk disclosure for each applicable Fund with known significant or concentrated ownership no later than the next annual update of its prospectus.

11.

Comment: Please explain why the notes to the financial statements do not include all of the required related party disclosures such as the terms of settlement. See ASC 850-0-50-1. Please apply this comment across the complex, as applicable.

Response: Comment accepted. The Registrant will include that disclosure going forward. But the Registrant notes that ASC 850 states that such information should be disclosed only if the terms of settlement are not otherwise apparent. The Registrant’s management believes the settlement terms are readily apparent to a reader given the nature of the transactions but it will re-assess that disclosure and add additional disclosure as needed.

12.

Comment: With respect to the Enhanced Commodity Strategy Fund, the Staff notes the following disclosure within the financial statements as it relates to Master Agreements and Netting Arrangements: “Master Agreements can also help limit counterparty risk by specifying collateral posting arrangements at pre-arranged exposure levels. Under the Master Agreements, collateral is routinely transferred if the total net exposure to certain transactions under the relevant Master Agreement with a counterparty in a given Fund exceeds a specified threshold, net of collateral already in place, typically $250,000 or $500,000 depending on the counterparty and the type of Master Agreement.” The Staff notes that there is a net receivable from Credit Suisse International in an amount of $738,478 at October 31, 2022. Please supplementally explain how this is in line with the Master Agreements.

Response: Comment accepted. The disclosure states that collateral is transferred if total net exposure exceeds a specified threshold net of collateral already in place. The Fund’s trial balance indicated collateral of $3,920,000.00 pledged with Credit Suisse, representing the total net exposure net of collateral already in place. Due to the October 31, 2022 market movement in the value of the commodity swaps in the Fund’s favor, Credit Suisse determined the 10/31 end-of-day collateral requirement to be $3,803,330. As a result, $110,000.00 in collateral was returned to the Fund from Credit Suisse the following day, November 1, 2022.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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